Exhibit 21.1
Subsidiaries of DemandTec, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

DemandTec Software Solutions Ltd.	United Kingdom
DemandTec France SARL	France
DemandTec Australia Pty. Ltd.	Australia
DemandTec Japan K.K.	Japan